UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	SEC FILE NUMBER 000-54525 CUSIP NUMBER 279219 109

[  ] Form 10-K [  ] Form 20-F [  ] Form 11-K

[  ] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:

[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: May 31, 2014

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ECOSCIENCES, INC.

Full Name of Registrant

N/A

Former Name if Applicable

420 Jericho Turnpike, Suite 110

Address of Principal Executive Office (Street and Number)

Jericho, NY 11753

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Annual report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ecosciences, Inc., a Nevada corporation formerly known as On-Air Impact, Inc. (the “Company”), is unable to file its Transition Report on Form 10-K for the period from January 1, 2014 to May 31, 2014 within the prescribed period due to ministerial difficulties. Such difficulties prevent the Registrant from filing the Transition Report without unreasonable effort or expense. The Registrant fully expects to be able to file the Transition Report within the additional time allowed by this notification report on Form 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

JOEL FALITZ	(516)	465-3964
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended May 31, 2014, Eco Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), merged with and into Eco-Logical Concepts, Inc., a Delaware corporation (“Eco-Logical”), pursuant to that certain Agreement and Plan of Merger, dated May 9, 2014, between the Company, Merger Sub and Eco-Logical, and Eco-Logical continued as the surviving entity (the “Merger”). The Merger was accounted for as a “reverse merger,” and, as such, the consolidated financial statements contained in the Company’s Transition Report on Form 10-K for the period from January 1, 2014 to May 31, 2014 will reflect the operations of Eco-Logical and the new capital structure of the Company.

ECOSCIENCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 29, 2014	By:	/s/ JOEL FALITZ
Joel Falitz
Chairman of the Board, President, Chief Executive Officer, Secretary and Treasurer
(Principal Executive Officer)
(Principal Financial and Accounting Officer)